Li-Cycle Reports Third Quarter 2022 Financial Results; Continuing Advancement of Spoke & Hub Network Strategy

•Progressed construction at the Rochester Hub; on track to commence commissioning in stages in calendar 2023;
•Completed Arizona Spoke optimization projects, with Spoke now nearing target throughput; extended the same improvements to the Alabama Spoke, with production expected to start towards the end of the fourth quarter;
•Secured strategic sites for Norway and Germany Spokes, with equipment fabrication underway;
•Updated FY2022 black mass production target to 3,500 to 3,800 tonnes, reflecting moderate delay in timing to enable Spoke optimization projects; and
•Funded sufficiently for the current project pipeline with $649.0 million cash on hand as of July 31, 2022.

TORONTO, ONTARIO (September 14, 2022) – Li-Cycle Holdings Corp. (NYSE: LICY) ("Li-Cycle" or the “Company"), an industry leader in lithium-ion battery resource recovery and the leading lithium-ion battery recycler in North America, today announced financial results for its third quarter ended July 31, 2022. Revenue from product sales and recycling services were $5.4 million, an increase from $1.3 million in the third quarter of 2021. Total revenues were $(2.0) million, which included an unfavorable non-cash fair market value (FMV) pricing adjustment of $(7.3) million relating to prior-period black mass sales. In the third quarter of 2021, total revenue was $1.7 million, which included a FMV benefit of $0.4 million.

“During the quarter, we continued to advance development at our Rochester Hub, which is on track to start commissioning in stages in 2023. We also took deliberate steps to optimize operations at our new Spoke facilities in Arizona and Alabama, which are the first of their kind to process entire EV and stationary energy storage battery packs without the need for dismantling. In order to make these improvements, we temporarily slowed the pace of operations at our Arizona Spoke and we moderately postponed the start-up of operations at our Alabama Spoke. This has pushed out achievement of our FY2022 production target for those operations by one to two quarters, and resulted in lower black mass production during the third quarter than originally planned,” said Ajay Kochhar, Li-Cycle President and Chief Executive Officer.

“Since the completion of these optimization projects, the Arizona Spoke is now nearing target throughput and has been demonstrating higher recovery yields in black mass. We are leveraging the process improvements and key lessons learned from the Arizona Spoke not only for the Alabama Spoke but also for our future Spoke locations in Norway and Germany."

"We continue to see robust battery supply from our global customers and are making strides in strategically advancing our Spoke & Hub network to align with their growing needs. The recent enactment of the Inflation Reduction Act in the U.S. is yet another meaningful tailwind for our Spoke & Hub business model,” added Kochhar. “Li-Cycle, underpinned by a growing portfolio of commercial partnerships, is competitively positioned to be a leading and preferred recycler and domestic supplier of critical battery materials in North America and Europe."

Third Quarter Financial Results Ended July 31, 2022

Revenues from product sales and recycling services of $5.4 million increased from $1.3 million in the third quarter of 2021. Total revenues of $(2.0) million included an unfavorable non-cash FMV pricing adjustment of $(7.3) million, relating to prior-period sales of black mass. This adjustment was the direct result of declines in nickel and cobalt prices of greater than 30% and 35%, respectively, during the quarter. Total revenues of $1.7 million in the third quarter of 2021 included a FMV benefit of $0.4 million.

Operating expenses were $32.5 million versus $7.9 million in the third quarter of 2021, reflecting the ongoing expansion of operations in North America and the early build out of the Spoke network in Europe. Personnel costs were up related to the addition of operational, corporate, commercial, and engineering personnel to support these growth efforts. The Company also incurred higher professional fees, administrative costs, and non-cash share-based compensation related to its expanding footprint and required services as a public company. In addition, the increase in raw materials and supplies was primarily driven by higher sales volumes from the Spoke operations.

Net loss for the quarter was approximately $27.5 million, compared to a net loss of approximately $6.9 million in the third quarter 2021. This loss for the current quarter included $8.6 million of fair value gains on financial instruments.

Adjusted EBITDA1 loss for the quarter was $31.6 million, compared to $5.3 million in the third quarter 2021. This was largely driven by higher operating expenses described above, which was directly related to the growth and expansion of the Company's Spoke & Hub network. Adjusted EBITDA was also unfavorably impacted by a non-cash FMV pricing adjustment of $(7.3) million, versus an FMV gain of $0.4 million in the third quarter 2021. Additionally, non-cash stock-based compensation increased to $4.0 million, from $0.3 million in the third quarter 2021.

Balance Sheet Position

Li-Cycle ended its third quarter with $649.0 million cash on hand. The Company enhanced its balance sheet during the quarter with $50 million in investment proceeds from LG Chem Ltd. and LG Energy Solution, Ltd. and $200 million in convertible debt from Glencore Ltd., as previously announced. Li-Cycle has sufficient liquidity for its capital and operating needs to fund the current pipeline of projects in development.

1 Adjusted EBITDA is not a recognized measure under IFRS. See Non-IFRS Financial Measures section of this press release, including for a reconciliation of Adjusted EBITDA to net profit (loss).

During the quarter, the Company invested $82.1 million, with the majority of the capital allocated to securing equipment for the continued development and construction of the Rochester Hub, in addition to the Company’s incremental Spokes in North America and Europe.

In addition, the Company continues to evaluate multiple capital sources, including but not limited to debt-based financing alternatives, such as traditional corporate debt, project financing, government-related funding, and funding from potential strategic partners to further strengthen its balance sheet, optimize its capital structure and provide additional financial flexibility for its next phase of growth.

Webcast and Conference Call Information

Company management will host a webcast and conference call on Wednesday, September 14, 2022, at 8:30 a.m. Eastern Time. The related presentation materials for the webcast and conference call will be made available on the investor section of the Li-Cycle website: https://investors.li-cycle.com/overview/default.aspx

Investors may listen to the conference call live via audio-only webcast or through the following dial-in numbers:

Domestic: (800) 579-2543
International: (203) 518-9783
Participant Code: LICYQ322
Webcast: https://investors.li-cycle.com

A replay of the conference call/webcast will also be made available on the Investor Relations section of the Company’s website at https://investors.li-cycle.com.

About Li-Cycle Holdings Corp.

Li-Cycle (NYSE: LICY) is on a mission to leverage its innovative Spoke & Hub Technologies™ to provide a customer-centric, end-of-life solution for lithium-ion batteries, while creating a secondary supply of critical battery materials. Lithium-ion rechargeable batteries are increasingly powering our world in automotive, energy storage, consumer electronics, and other industrial and household applications. The world needs improved technology and supply chain innovations to better manage battery manufacturing waste and end-of-life batteries and to meet the rapidly growing demand for critical and scarce battery-grade raw materials through a closed-loop solution. For more information, visit https://li-cycle.com/.

Contacts

Nahla Azmy
Sheldon D'souza
Investors: investors@li-cycle.com

Louie Diaz
Media: media@li-cycle.com

Non-IFRS Financial Measures
Adjusted EBITDA (loss)
The table below reconciles Adjusted EBITDA (loss) to net profit (loss):

	Three months ended		Nine months ended
	July 31,		July 31,
	2022	2021	2022	2021
	(Unaudited - dollar amounts in thousands)

Net profit (loss)	(27,522)	(6,897)	(19,625)	(21,591)
Income tax	—	—	5	—
Depreciation	2,969	697	6,790	1,831
Interest expense	1,523	437	7,168	931
EBITDA (loss)	(23,030)	(5,763)	(5,662)	(18,829)
Foreign exchange (gain) loss
Fair value (gain) loss on financial instruments (1)	(8,567)	509	(62,300)	2,433
Forfeited SPAC transaction cost	—	—	—	2,000
Adjusted EBITDA (loss)	(31,597)	(5,254)	(67,962)	(14,396)

(1) Fair value gain on financial instruments relates to warrants and convertible debt

Li-Cycle reports its financial results in accordance with the International Financial Reporting Standards (“IFRS”). The Company makes references to certain non-IFRS measures, including Adjusted EBITDA. These measures are not recognized measures under IFRS, do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. Rather, these measures are provided as additional information to complement those IFRS measures by providing a further understanding of the Company’s results of operations from management’s perspective. Accordingly, they should not be considered in isolation nor as a substitute for the analysis of the Company’s financial information reported under IFRS. Li-Cycle defines Adjusted EBITDA as earnings before depreciation and amortization, interest expense (income), income tax expense (recovery), foreign exchange (gain) loss, fair value (gain) loss on financial instruments, and non-recurring expenses such as forfeited SPAC transaction cost, and listing fee related to the business combination that resulted in Li-Cycle becoming a public company.

Forward-Looking Statements
Certain statements contained in this press release may be considered “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, Section 27A of the U.S. Securities Act of 1933, as amended, Section 21 of the U.S. Securities Exchange Act of 1934, as amended, and applicable Canadian securities laws. Forward-looking statements may generally be identified by the use of words such as “believe”, “may”, “will”, “continue”, “anticipate”, “intend”, “expect”, “should”, “would”, “could”, “plan”, “potential”, “future”, “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters, although not all forward-looking statements contain such identifying words. Forward-looking statements in this press release include but are not limited to statements about: the timing of the start of commissioning in stages of the Rochester Hub; the timing of the start of operations at the Alabama Spoke; the achievement of target throughput levels and recovery yields in black mass; the sufficiency of our current liquidity for capital and operating needs to fund our current pipeline of projects in development; our black mass production target of 3,500 to 3,800 tonnes during fiscal year 2022; and the timing of achievement of target throughput rates for our Arizona and Alabama Spoke operations. These statements are based on various assumptions, whether or not identified in this communication, which Li-Cycle believe are reasonable in the circumstances. There can be no assurance that such estimates or assumptions will prove to be correct and, as a result, actual results or events may differ materially from expectations expressed in or implied by the forward-looking statements.

These forward-looking statements are provided for the purpose of assisting readers in understanding certain key elements of Li-Cycle’s current objectives, goals, targets, strategic priorities, expectations and plans, and in obtaining a better understanding of Li-Cycle’s business and anticipated operating environment. Readers are cautioned that such information may not be appropriate for other purposes and is not intended to serve as, and must not be relied on, by any investor as a guarantee, an assurance, a prediction or a definitive statement of fact or probability.

Forward-looking statements involve inherent risks and uncertainties, most of which are difficult to predict and many of which are beyond the control of Li-Cycle, and are not guarantees of future performance. Li-Cycle believes that these risks and uncertainties include, but are not limited to, the following: Li-Cycle’s inability to economically and efficiently source, recover and recycle lithium-ion batteries and lithium-ion battery manufacturing scrap, as well as third party black mass, and to meet the market demand for an environmentally sound, closed-loop solution for manufacturing waste and end-of-life lithium-ion batteries; Li-Cycle’s inability to successfully implement its global growth strategy, on a timely basis or at all; Li-Cycle’s inability to manage future global growth effectively; Li-Cycle’s inability to develop the Rochester Hub, Arizona Spoke, Alabama Spoke and other future projects including its Ohio, Norway and Germany Spoke projects in a timely manner or on budget or that those projects will not meet expectations with respect to their productivity or the specifications of their end products; Li-Cycle’s failure to materially increase recycling capacity and efficiency; Li-Cycle may engage in strategic transactions, including acquisitions, that could disrupt its business, cause dilution to its shareholders, reduce its financial resources, result in incurrence of debt, or prove not to be successful; one or more of Li-Cycle’s current or future facilities becoming inoperative, capacity constrained or if its operations are disrupted; additional funds required to meet Li-Cycle’s capital requirements in the future not being available to Li-Cycle on commercially reasonable terms or at all when it needs them; Li-Cycle expects to incur significant expenses and may not achieve or sustain profitability; problems with the handling of lithium-ion battery cells that result in less usage of lithium-ion batteries or affect Li-Cycle’s operations; Li-Cycle’s inability to maintain and increase feedstock supply commitments as well as securing new customers and off-take agreements; a decline in the adoption rate of EVs, or a decline in the support by governments for “green” energy technologies; decreases in benchmark prices for the metals contained in Li-Cycle’s products; changes in the volume or composition of feedstock materials processed at Li-

Cycle’s facilities; the development of an alternative chemical make-up of lithium-ion batteries or battery alternatives; Li-Cycle’s revenues for the Rochester Hub are derived significantly from a single customer; Li-Cycle’s insurance may not cover all liabilities and damages; Li-Cycle’s heavy reliance on the experience and expertise of its management; Li-Cycle’s reliance on third-party consultants for its regulatory compliance; Li-Cycle’s inability to complete its recycling processes as quickly as customers may require; Li-Cycle’s inability to compete successfully; increases in income tax rates, changes in income tax laws or disagreements with tax authorities; significant variance in Li-Cycle’s operating and financial results from period to period due to fluctuations in its operating costs and other factors; fluctuations in foreign currency exchange rates which could result in declines in reported sales and net earnings; unfavourable economic conditions, such as consequences of the global COVID-19 pandemic; natural disasters, unusually adverse weather, epidemic or pandemic outbreaks, cyber incidents, boycotts and geo-political events; failure to protect or enforce Li-Cycle’s intellectual property; Li-Cycle may be subject to intellectual property rights claims by third parties; Li-Cycle’s failure to effectively remediate the material weaknesses in its internal control over financial reporting that it has identified or if it fails to develop and maintain a proper and effective internal control over financial reporting. These and other risks and uncertainties related to Li-Cycle’s business are described in greater detail in the section entitled "Risk Factors" and “Key Factors Affecting Li-Cycle’s Performance” in its Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission and the Ontario Securities Commission in Canada on January 31, 2022. Because of these risks, uncertainties and assumptions, readers should not place undue reliance on these forward-looking statements. Actual results could differ materially from those contained in any forward-looking statement.

Li-Cycle assumes no obligation to update or revise any forward-looking statements, except as required by applicable laws. These forward-looking statements should not be relied upon as representing Li-Cycle’s assessments as of any date subsequent to the date of this press release.

Li-Cycle Holdings Corp.
Condensed consolidated interim statements of financial position
As at July 31, 2022 and October 31, 2021
(Unaudited - expressed in U.S. dollars)
		July 31, 2022	October 31, 2021
	Notes	$	$
Assets
Current assets
Cash and cash equivalents		649,026,466	596,858,298
Accounts receivable	3	5,267,403	4,072,701
Other receivables	3	4,220,123	973,145
Prepayments and deposits	4	93,722,271	8,585,224
Inventory	5	5,900,931	1,259,581
		758,137,194	611,748,949

Non-current assets
Plant and equipment	6	89,753,260	26,389,463
Right-of-use assets	7	54,912,574	27,009,760
Other assets	4	2,109,568	—
		146,775,402	53,399,223

		904,912,596	665,148,172

Liabilities
Current liabilities
Accounts payable and accrued liabilities	9	38,458,692	18,701,116
Lease liabilities	10	5,478,799	2,868,795
Loans payable		7,495	7,752
		43,944,986	21,577,663

Non-current liabilities
Lease liabilities	10	51,486,271	26,496,074
Loans payable		26,335	31,996
Convertible debt	11	284,853,896	100,877,838
Warrants	12	—	82,109,334
Restoration provisions		434,489	334,233
		336,800,991	209,849,475

		380,745,977	231,427,138

Shareholders' equity
Share capital	13	768,608,594	672,079,154
Contributed surplus		16,238,257	3,026,721
Accumulated deficit		(260,647,570)	(241,088,229)
Accumulated other comprehensive loss		(296,612)	(296,612)
Equity attributable to the Shareholders of Li-Cycle Holdings Corp.		523,902,669	433,721,034
Non-controlling interest	15	263,950	—
Total equity		524,166,619	433,721,034
		904,912,596	665,148,172
The accompanying notes are an integral part of the condensed consolidated interim financial statements.

Li-Cycle Holdings Corp.
Condensed consolidated interim statements of comprehensive loss
Three and nine months ended July 31, 2022 and 2021
(Unaudited - expressed in U.S. dollars)
	Three months ended July 31,		Nine months ended July 31,
	2022	2021	2022	2021
	$	$	$	$

Revenue
Product sales	(2,338,949)	1,593,563	9,574,620	2,682,531
Recycling services	372,510	115,560	950,134	301,216
	(1,966,439)	1,709,123	10,524,754	2,983,747

Expenses
Employee salaries and benefits	9,525,996	3,476,995	28,633,550	7,722,475
Professional fees	4,184,457	1,216,310	10,618,212	4,218,362
Share-based compensation	3,998,966	298,489	13,675,130	1,307,874
Raw materials and supplies	3,571,752	1,109,582	6,802,193	2,003,939
Office, administrative and travel	5,293,879	431,881	11,287,158	1,053,766
Depreciation	2,969,337	697,604	6,790,188	1,830,603
Research and development	514,769	576,551	1,384,635	1,928,582
Freight and shipping	671,358	155,456	1,469,203	587,953
Plant facilities	1,073,881	227,942	2,494,919	676,278
Marketing	661,749	160,479	1,858,324	465,269
Change in Finished Goods Inventory	81,820	(475,862)	82,807	(1,120,755)
	32,547,964	7,875,427	85,096,319	20,674,346

Loss from operations	(34,514,403)	(6,166,304)	(74,571,565)	(17,690,599)

Other (income) expense
Fair value (gain) loss on financial instruments	(8,567,022)	508,850	(62,300,143)	2,433,196
Interest expense	3,533,007	437,163	9,725,534	932,497
Foreign exchange (gain) loss	51,691	(214,496)	180,534	536,216
Interest income	(2,010,423)	(503)	(2,557,099)	(1,725)
	(6,992,747)	731,014	(54,951,174)	3,900,184

Net loss	(27,521,656)	(6,897,318)	(19,620,391)	(21,590,783)

Income tax	—	—	5,000	—

Net loss and comprehensive loss	(27,521,656)	(6,897,318)	(19,625,391)	(21,590,783)

Net loss attributable to
Shareholders of Li-Cycle Holdings Corp.	(27,479,280)	(6,897,318)	(19,559,341)	(21,590,783)
Non-controlling interest	(42,376)	—	(66,050)	—
Net loss and comprehensive loss	(27,521,656)	(6,897,318)	(19,625,391)	(21,590,783)

Loss per common share - basic and diluted	(0.16)	(0.07)	(0.12)	(0.23)

Li-Cycle Holdings Corp.
Condensed consolidated interim statements of cash flows
Three and nine months ended July 31, 2022 and 2021
(Unaudited - expressed in U.S. dollars)
	Three months ended July 31,		Nine months ended July 31,
	2022	2021	2022	2021
	$	$	$	$
Operating activities
Net loss for the period	(27,521,656)	(6,897,318)	(19,625,391)	(21,590,783)
Items not affecting cash				—
Share-based compensation	3,998,966	298,489	13,675,130	1,307,874
Depreciation	2,969,337	697,604	6,790,188	1,830,603
Amortization of government grants	—	(26,887)	—	(92,926)
Loss on disposal of assets	—	—	—	13,399
Foreign exchange (gain) loss on translation	(103,895)	(152,562)	(561,803)	509,195
Fair value (gain) loss on financial instruments	(8,567,022)	508,850	(62,300,143)	2,433,196
Interest and accretion on convertible debt	2,886,555	—	8,094,918	—
	(26,337,715)	(5,571,824)	(53,927,101)	(15,589,442)
Changes in non-cash working capital items
Accounts receivable	6,233,862	(1,467,219)	(1,194,702)	(2,309,564)
Other receivables	(2,655,693)	(37,157)	(3,246,978)	(56,188)
Prepayments and deposits	(5,914,245)	(2,668,131)	(3,543,585)	(7,118,905)
Inventory	(2,468,948)	(719,231)	(4,641,350)	(1,322,927)
Accounts payable and accrued liabilities	5,953,737	6,518,975	2,729,377	9,830,211
	(25,189,002)	(3,944,587)	(63,824,339)	(16,566,815)

Investing activity
Purchases of plant and equipment	(29,555,201)	(5,804,757)	(45,037,303)	(10,903,007)
Prepaid equipment deposits	(42,745,602)	(794,002)	(62,591,565)	(1,163,841)
Prepaid construction charges	(9,812,572)	—	(21,891,269)	—
Proceeds from disposal of plant and equipment	—	—	—	16,866
	(82,113,375)	(6,598,759)	(129,520,137)	(12,049,982)

Financing activities
Proceeds from private share issuance, net of share issuance costs	—	—	—	21,620,000
Proceeds from public share issuance, net of share issuance costs	49,698,756	—	49,698,756	—
Proceeds from exercise of stock options	—	169,105	—	169,105
Proceeds from exercise of warrants	—	—	65,180	—
Proceeds from convertible Debt	198,682,238	—	198,682,238	—
Proceeds from loans payable	—	7,000,000	—	10,091,220
Proceeds from government grants	—	26,887	—	92,926
Capital contribution from the holders of non-controlling interest	—	—	330,000	—
Repayment of lease liabilities	(1,366,336)	(204,231)	(3,258,899)	(530,953)
Repayment of loans payable	(1,548)	(423,595)	(4,631)	(1,138,336)
	247,013,110	6,568,166	245,512,644	30,303,962

Net change in cash and cash equivalents	139,710,733	(3,975,180)	52,168,168	1,687,165
Cash and cash equivalents, beginning of period	509,315,733	6,325,902	596,858,298	663,557
Cash and cash equivalents, end of period	649,026,466	2,350,722	649,026,466	2,350,722

Non-cash investing activities
Purchase of plant and equipment in payables and accruals	(12,653,536)	22,392	17,028,199	2,655,301
Non-cash financing activities
Equity issued for non-cash costs	—	—	—	455,055

Interest paid	(648,032)	(437,163)	(1,632,196)	(932,497)